

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 22, 2014

James D. Dondero
President
Highland Capital Realty Trust, Inc.
300 Crescent Court
Suite 700
Dallas, Texas 75201

>   **Re: Highland Capital Realty Trust, Inc.**
>   **Draft Registration Statement on Form S-11**
>   **Submitted December 24, 2013**
>   **CIK No. 0001592745**

Dear Mr. Dondero:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19.B of Industry Guide 5.

2.   Please provide us with copies of all graphics, maps, photographs and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

3.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions.

4.   We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets.

5.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

6.   Please confirm to us that you will file a post-effective amendment to the registration statement to reflect any change in the price that is more than 20% higher or lower than the $10.00 per share or $9.50 per share price, as applicable, listed in this offering.

7.   Please revise your disclosure to provide the information required by Industry Guide 5 or advise why it does not apply to this offering.

Prospectus Cover Page, page i

8.   Please remove disclosure that is not required to be on the prospectus cover page. As currently drafted, the prospectus cover page is lengthy.

Prospectus Summary, page 1

9.   We note your disclosure on page 85 with respect to your borrowing policies. Please revise this section to provide your targeted leverage.

How do you plan to achieve your investment objectives?, page 1

10.   Please revise to define the terms Class A, Class B, and triple-net leases the first time the terms are used.

What is the ownership structure of the Highland entities that perform services for you?, page 6

11.   Please revise the chart to include the percentage ownership, as applicable.

Risk Factors, page 25

12.   Please revise to include, if true, a risk factor that relates to the difficulty in terminating your advisor, even for poor performance. Make conforming changes in the summary section.

Our advisor faces conflicts of interest relating to incentive fee structure…, page 40

13.   We note your disclosure on page 13 where you indicate that you will pay your advisors and its affiliates annual subordinated performance fees, based on the amount of distributions. Please revise this risk factor to include the risk that such performance fee may encourage distribution payouts in excess of operating cash flow.

Estimated Use of Proceeds, page 54

14.   Please fill in the blanks associated with the reimbursement to shareholders. Revise the disclosure here and on the prospectus cover page based on your estimate of the number of quarters applicable instead of using the full amount. As you refer to it as reimbursements to shareholders yet include it in this table and on your cover page, please clarify if the proceeds are paid directly to the shareholders or to the registrant.

15.   Please revise to explain your basis for the amounts presented for Acquisition Expenses in the table and provide us with your calculation of the amounts.

Management Compensation, page 64

16.   Please revise to include the estimated amount for the acquisition and financing fees or advise. Such amount should take into account your anticipated leverage.

17.   Regarding the annual subordinated performance fee, please explain to us your qualification that the fee is only payable upon sale, other disposition, or refinancing of your assets.

Conflicts of Interest, page 74

18.   Please revise your disclosure to specifically identify those affiliated programs and entities that directly compete with you. If other funds managed by your advisor target the same investments, please revise to disclose the size of these funds and procedures whereby investment opportunities are allocated among funds

19.   Where appropriate, please revise your disclosure to discuss all other commitments of senior management.

Valuation Policies, page 101

20.   Please tell us how frequently you intend to file pricing supplements once you are priced at NAV. Also, tell us if you will file a pricing supplement where there is a significant change in daily NAV that is less than 20%.

21.   Please tell us whether you will post on your website and/or make available on a toll-free, automated telephone line, your NAV per share as soon as reasonably practicable after the end of each business day, after the NAV pricing date.

Item 33. Recent Sales of Unregistered Securities, page II-1

22.   We note your disclosure on page 30 that you had issued eleven shares of common stock to your sponsor for $100. Please revise this section or advise.

Item 36. Financial Statements and Exhibits, page II-3

23.   If you are not in a position to file your legal and tax opinions with the next filing, please provide draft copies for our review.

General

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/ cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel